FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
33 West 8th Avenue – Unit 101
Vancouver BC V5Y 1M8

Item 2.	Date of Material Change:

January 13, 2017

Item 3.	News Release:

A news release announcing the material change was issued on January 16, 2017 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced adjustments and write-downs due to its exit from the co-packing business and from the upcoming sale of its Edmonton bottling plant land and building,

Item 5.	Full Description of Material Change:

The Company announced adjustments and write-downs due to its exit from the co-packing business and from the upcoming sale of its Edmonton bottling plant land and building, The sale of the Edmonton property has a scheduled closing date of February 1, 2017.

The Company has assessed the probable net realizable value for the assets and has made the following one-time, non-cash adjustments to its Q3financial statements:

• Reduce the net book value of its property, plant and equipment to $5,550,000;
• Eliminate its deferred tax asset; and
• Record a provision against the net realizable value of its branded hot-fill juice inventory of approximately $300,000.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 675-2779

Item 9.	Date of Report:

January 16, 2017